





SEC 17004733

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67195 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ESL Investment Services LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Chestnut Street
(No. and Street)

| Rochester | New York | 14604-2424 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Rogers 585-336-5733
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonadio & Co LLP
(Name – *if individual, state last, first, middle name*)

| 171 Sully's Trail | Rochester | New York | 14534 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Thomas Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESL Investment Services LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director, Finance
Title

Notary Public

JENNIFER A. CLAVIJO
NOTARY PUBLIC, State of New York
Registration No. 01CL6220127
Qualified in Monroe County
Commission Expires April 12, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bonadio & Co., LLP
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 13, 2017

To the Policy and Planning Committee:

We have audited the accompanying statement of financial condition of ESL Investment Services, LLC (a New York corporation and wholly-owned subsidiary of ESL Federal Credit Union) (the Company) as of December 31, 2016, and the related statements of income, comprehensive income, ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ESL Investment Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules 1 and 2 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

# ESL INVESTMENT SERVICES, LLC
## (A Wholly-Owned Subsidiary of ESL Federal Credit Union)

**Financial Statements**
**As of December 31, 2016**
**Together with**
**Report of Independent Registered Public Accounting Firm**

**ESL INVESTMENT SERVICES, LLC**
**(A Wholly-Owned Subsidiary of ESL Federal Credit Union)**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

| | | |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and equivalents | $ | 7,606,899 |
| Investments: | | |
| Available-for-sale | | 19,673,454 |
| Other assets | | 60,300 |
| Total current assets | | 27,340,653 |
| PROPERTY AND EQUIPMENT, net | | 172,834 |
| | $ | 27,513,487 |
| **LIABILITIES AND OWNERSHIP EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable and accrued expenses | $ | 497,632 |
| Total liabilities | | 497,632 |
| OWNERSHIP EQUITY: | | |
| Capital | | 1,500,000 |
| Retained earnings | | 24,668,750 |
| Accumulated other comprehensive income | | 847,105 |
| Total ownership equity | | 27,015,855 |
| | $ | 27,513,487 |

The accompanying notes are an integral part of these statements.

**ESL INVESTMENT SERVICES, LLC**
**(A Wholly-Owned Subsidiary of ESL Federal Credit Union)**

**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

| | |
|---|---|
| COMMISSION AND FEE REVENUE | $ 5,830,344 |
| OPERATING EXPENSES: | |
| Salaries, commissions and benefits | 3,557,626 |
| Professional and outside services | 558,608 |
| Origination and servicing | 318,045 |
| General and administrative | 287,205 |
| Occupancy | 138,486 |
| Marketing and promotion | 92,955 |
| Depreciation | 9,618 |
| Total operating expenses | 4,962,543 |
| OPERATING INCOME | 867,801 |
| OTHER INCOME (LOSS) | |
| Investment income | 480,131 |
| Other miscellaneous income | 37,895 |
| Loss on investments, net | (75,258) |
| Net other income (loss) | 442,768 |
| NET INCOME | $ 1,310,569 |

The accompanying notes are an integral part of these statements.

## ESL INVESTMENT SERVICES, LLC
## (A Wholly-Owned Subsidiary of ESL Federal Credit Union)

### STATEMENT OF COMPREHENSIVE INCOME
### FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| NET INCOME | $ 1,310,569 |
| OTHER COMPREHENSIVE INCOME: | |
| Unrealized gains on investments available-for-sale: | |
| Gross unrealized holding gains on securities | 1,490,430 |
| Reclassification adjustment for net loss on sales | 75,258 |
| Unrealized gain on investments available-for-sale, net | 1,565,688 |
| Total other comprehensive income | 1,565,688 |
| Total comprehensive income | $ 2,876,257 |

The accompanying notes are an integral part of these statements.

**ESL INVESTMENT SERVICES, LLC**
**(A Wholly-Owned Subsidiary of ESL Federal Credit Union)**

**STATEMENT OF OWNERSHIP EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

| | Retained Earnings | Capital | Accumulated Other Comprehensive Income/(Loss) | Total |
|---|---|---|---|---|
| Balance - January 1, 2016 | $ 23,358,181 | $ 1,500,000 | $ (718,583) | $ 24,139,598 |
| Net income | 1,310,569 | - | - | 1,310,569 |
| Unrealized gain on investments available-for-sale, net | - | - | 1,565,688 | 1,565,688 |
| Balance - December 31, 2016 | $ 24,668,750 | $ 1,500,000 | $ 847,105 | $ 27,015,855 |

The accompanying notes are an integral part of these statements.

**ESL INVESTMENT SERVICES, LLC**
**(A Wholly-Owned Subsidiary of ESL Federal Credit Union)**

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

| | | |
|---|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 1,310,569 |
| Adjustments to reconcile net income to | | |
| net cash flow from operating activities: | | |
| Loss on investments, net | | 75,258 |
| Depreciation | | 9,618 |
| Changes in: | | |
| Other assets | | 4,685 |
| Accounts payable and accrued expenses | | 33,929 |
| Net cash flow from operating activities | | 1,434,059 |
| CASH FLOW FROM INVESTING ACTIVITIES: | | |
| Purchase of available-for-sale investments | | (6,613,235) |
| Proceeds from sales of available-for-sale investments | | 1,186,762 |
| Purchases of property and equipment | | (182,452) |
| Net cash flow from investing activities | | (5,608,925) |
| NET CHANGE IN CASH AND EQUIVALENTS | | (4,174,866) |
| CASH AND EQUIVALENTS - beginning of year | | 11,781,765 |
| CASH AND EQUIVALENTS - end of year | $ | 7,606,899 |

The accompanying notes are an integral part of these statements.

## 1. THE ORGANIZATION

ESL Investment Services, LLC (the Company) is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of ESL Federal Credit Union (the Credit Union). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions primarily to Credit Union members in the Rochester, New York area.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. It operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating provisions of Rule 15c3-3.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

### Cash and Equivalents

Cash and equivalents include deposits with the Credit Union, and other highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business. Balances with these financial institutions exceeded federally insured limits on December 31, 2016. The Company has not experienced any losses related to cash and equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

### Investments

The Company has classified its investments as available-for-sale. Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

### Investment Risk

The Company invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported in the accompanying financial statements.

### Fair Value Measurement

GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as follows:

- Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- Level 2 Inputs – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

**Property and Equipment**
Property and equipment are stated at cost and depreciated over useful lives ranging from three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the period of the lease or the estimated life of the property, whichever is shorter.

**Commission and Fee Revenue**
Commission revenue relates primarily to the sale of mutual funds, annuities, and other security products. These products are offered to customers through LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Fee revenue is earned in the form of management fees assessed on managed accounts offered through LPL's advisory platform. Revenues are recorded on a settlement date basis which does not differ materially from a trade date basis.

**Income Taxes**
The Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level.

**Comprehensive Income**
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale.

**Statement of Cash Flows**
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held-for-sale in the ordinary course of business.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Estimates**

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

**Advertising Costs**

Advertising costs are expensed as incurred by the Company. The Company's advertising expense totaled $90,000 in 2016 and is included in marketing and promotion expense in the accompanying statement of income.

## 3. INVESTMENTS

Investments classified as available-for-sale consisted of the following at December 31, 2016:

| | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Cash and equivalents | $ 169,023 | $ - | $ - | $ 169,023 |
| Mutual Funds and ETFs: | | | | |
| Equity | 11,643,335 | 954,242 | (89,896) | 12,507,681 |
| Fixed income | 5,637,980 | 18,735 | (126,521) | 5,530,194 |
| Other | 1,376,011 | 117,132 | (26,587) | 1,466,556 |
| | $ 18,826,349 | $ 1,090,109 | $ (243,004) | $ 19,673,454 |

Gross realized losses on sales of investments available-for-sale were $75,258 in 2016.

The Company's investments are all available-for-sale and do not have a specified maturity.

Gross unrealized losses and fair value by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2016 were as follows:

| | Fair Value | | Unrealized Losses | |
|---|---|---|---|---|
| | Less than 12 Months | More than 12 Months | Less than 12 Months | More than 12 Months |
| Available-for-sale: | | | | |
| Mutual Funds and ETFs: | | | | |
| Equity | $ - | $ 1,969,459 | $ - | $ (89,896) |
| Fixed Income | 4,266,482 | - | (126,521) | - |
| Other | 174,447 | - | (26,587) | - |
| | $4,440,929 | $ 1,969,459 | $ (153,108) | $ (89,896) |

## 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2016:

| | | |
|---|---|---|
| Furniture and equipment | $ | 147,086 |
| Leasehold improvements | | 158,201 |
| | | 305,287 |
| Less: Accumulated depreciation | | (132,453) |
| | $ | 172,834 |

## 5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2016:

| | | |
|---|---|---|
| Accrued salaries, commissions and benefits | $ | 444,695 |
| Other | | 52,937 |
| | $ | 497,632 |

## 6. THIRD PARTY LEASES

The Company leases one location from a third party Additional space for the Company's activities is obtained from the Credit Union (see Note 9). . The third-party operating lease contains renewal options and provisions requiring the Company to pay property taxes and operating expenses over base period amounts. All rental payments are dependent only upon the lapse of time. Minimum rental payments under the Company's third-party operating lease are as follows at December 31, 2016:

| | | |
|---|---|---|
| 2017 | $ | 25,750 |
| 2018 | | 25,750 |
| 2019 | | 25,750 |
| 2020 | | 25,750 |
| 2021 | | 15,021 |
| | $ | 118,021 |

Rental expense for the year ended December 31, 2016 for the operating lease totaled $10,729.

## 7. EMPLOYEE BENEFITS

**Defined Benefit Retirement Plan**
The Credit Union has a noncontributory defined-benefit retirement plan (the Plan) covering substantially all of its and the Company's employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of Employee Retirement Income Security Act of 1974 (ERISA). The Credit Union allocates a portion of the annual expense to the Company based on headcount. For the year ended December 31, 2016, the Company recognized pension costs of $43,476.

**Defined Contribution Retirement Plan**
The Credit Union also sponsors a defined contribution plan that covers substantially all of its and the Company's employees who meet certain eligibility requirements. The Credit Union matches 100 percent of the first 1% and 50% of the next 5% of participant contributions. The Credit Union allocates a portion of the annual expense to the Company based on relative compensation levels. For the year ended December 31, 2016, the Company recognized defined contribution plan costs of $101,424.

**Post-Retirement Insurance Benefit Plan**
The Company provides certain medical and healthcare benefits to qualifying retirees under the Credit Union benefit plan. The Credit Union allocates a portion of the annual expense of the plan to the Company based on headcount. For the year ended December 31, 2016, the company recognized insurance costs of $312 in conjunction with this plan.

The expense related to these benefits is included in salaries, commissions, and benefits on the statement of income.

## 8. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

The balance and changes in the components of accumulated other comprehensive loss were as follows:

| | Unrealized Gain/(Loss) on Available-For-Sale Investments |
|---|---|
| Balance - January 1, 2016 | $ (718,583) |
| Other comprehensive income before reclassification | 1,490,430 |
| Amounts reclassified from accumulated other comprehensive income | 75,258 |
| Net other comprehensive income for 2016 | 1,565,688 |
| Balance – December 31, 2016 | $ 847,105 |

Realized losses totaling $75,258 were reclassified out of accumulated other comprehensive income for the year ended December 31, 2016 and included in loss on investments, net in the statement of income.

## 9. RELATED PARTY TRANSACTIONS

Pursuant to agreements between the parties, the Company is charged for certain expense allocations, including professional and administrative services provided by the Credit Union. During the year ended December 31, 2016, marketing and promotion costs of $90,000, professional and administrative costs of $453,324, and the cost of office and branch space of $123,440 were allocated to the Company. Also included in general and administrative expenses are charges related to customer referrals made by the Credit Union to the Company. Charges for the referrals totaled $37,240 for the year ended December 31, 2016.

The Company's qualifying personnel are covered under defined contribution, defined-benefit, other benefits, medical, dental, disability, and workmen's compensation insurance plans sponsored by the Credit Union. The Credit Union allocates a portion of expense under these plans to the Company based on headcount and compensation. For the year ended December 31, 2016, the Company was allocated costs of $331,716.

At December 31, 2016, the Company had cash balances with the Credit Union in the amount of $7,129,015.

## 10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's available-for-sale investments are measured at fair value on a recurring basis utilizing the following input levels at December 31, 2016:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Investments available-for-sale: | | | | |
| Cash and equivalents | $ 169,023 | $ - | $ - | $ 169,023 |
| Mutual Funds and ETFs: | | | | |
| Equity | 12,507,681 | - | - | 12,507,681 |
| Fixed Income | 5,530,194 | - | - | 5,530,194 |
| Other | 1,466,556 | - | - | 1,466,556 |
| | $19,673,454 | $ - | $ - | $ 19,673,454 |

Fair values for available-for-sale securities are based on quoted market prices. Cash and cash equivalents not classified as available-for-sale securities are reported at cost, which approximates fair value.

## 11. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 2, the Company's customers' securities transactions are executed by LPL Financial. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

## 12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $398,486, which was $298,486 in excess of its required capital of $100,000. The Company's net capital ratio was 1.25 to 1.

**ESL INVESTMENT SERVICES, LLC**
**(A Wholly-Owned Subsidiary of ESL Federal Credit Union)** **Schedule 1**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL**
**PURSUANT TO RULE 15c3-1**
**DECEMBER 31, 2016**

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 27,015,855 |
| Less - non-allowable assets: | |
| Cash and equivalents | 6,710,781 |
| Investments | 19,673,454 |
| Property and equipment, net | 172,834 |
| Other assets | 60,300 |
| Total non-allowable assets | 26,617,369 |
| Net capital before haircuts on securities | 398,486 |
| Haircuts on money market funds | - |
| Net capital | $ 398,486 |
| Aggregate indebtedness: | |
| Total liabilities | $ 497,632 |
| Computation of basic net capital requirement | |
| Minimum net capital (greater of $100,000 or 6 2/3% of aggregate indebtedness) | $ 100,000 |
| Net Capital in excess of minimum requirement | $ 298,486 |
| Ratio of aggregate indebtedness to net capital | 1.25 to 1 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2016.

The accompanying notes are an integral part of these statements.

**ESL INVESTMENT SERVICES, LLC** **Schedule 2**
**(A Wholly-Owned Subsidiary of ESL Federal Credit Union)**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 (EXEMPTION)**
**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS**
**UNDER RULE 15c3-3 (EXEMPTION)**
**DECEMBER 31, 2016**

The Company is exempt from the computation of reserve requirements and information for possession or control requirements under Rule 15c3-3 as it is a non-carrying broker-dealer.

The accompanying notes are an integral part of these statements.

Bonadio & Co., LLP
Certified Public Accountants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

February 13, 2017

To the Policy and Planning Committee:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ESL Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com



225 Chestnut Street • Rochester, New York 14604
585.339.4475 • 800.814.5884

February 13, 2017

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

ESL Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report is prepared as required by 17 CFR § 240.17a-5(d)(2) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption to 17 CFR §240.15c3-3 in accordance with 17 CRF §240.15c3-3(k)(2)(i); and

2. The Company met the identified exemption provisions in 17 CFR §240.15c3-3(k) throughout the most recent fiscal year without exception.

ESL Investment Services, LLC

By: Thomas J. Rogers
Its: FINOP

Bonadio & Co., LLP
Certified Public Accountants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

February 13, 2017

To the Policy and Planning Committee:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by ESL Investment Services, LLC (the Company) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting $795,971 difference in reported total revenues (SIPC-7 line 2a) and an offsetting difference of the same amount reported in net gain from securities in investment accounts (SIPC-7 line 2c(5));

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (the Company's December 31, 2016 general ledger trial balance), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (the Company's December 31, 2016 general ledger trial balance and copies of cancelled checks), noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Bonadio & Co., LLP

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